SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                             (Amendment No. 3 to)

                                  SCHEDULE TO

                 Tender Offer Statement under Section 14(d)(1)
              or 13(e)(1) of the Securities Exchange Act of 1934

                              Innogy Holdings plc
                      (Name of Subject Company (issuer))

            GBV Funfte Gesellschaft fur Beteiligungsverwaltung mbH
                            RWE Aktiengesellschaft
                     (Names of Filing Persons (offerors))

                          American Depositary Shares
                          Ordinary Shares of 10p each
                        (Title of Class of Securities)

                    45769A103 (American Despositary Shares)
                          G4782H101 (Ordinary Shares)
                     (CUSIP Number of Class of Securities)

                               Dr. Georg Mueller
                            RWE Aktiengesellschaft
                                 Opernplatz 1
                            D-45128 Essen, Germany
                               011 49-201-12-00
     (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                With a copy to:
                             Peter S. Wilson, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

                           CALCULATION OF FILING FEE

---------------------------------------- ------------------------------------
        Transaction valuation                     Amount of filing fee
---------------------------------------- ------------------------------------
          739,564,155 (1)                             $68,040 (1)(2)
---------------------------------------- ------------------------------------

(1) For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the Innogy Shares and Innogy ADSs (each Innogy ADS represents 10 Innogy Shares) to be received by the Purchaser, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 188,460,000 Innogy Shares (including Innogy Shares represented by Innogy ADSs) multiplied by 275 pence per Innogy Share, the cash consideration being offered per Innogy Share, which yields (Pounds)518,265,000, converted at the exchange rate on March 26, 2002, of (Pounds)1=$1.427, which yields $739,564,155, multiplied by .000092, which yields $68,040.

(2) Sent by wire transfer to the SEC on March 28, 2002.

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  N.A            Form or Registration No.:  N.A.

     Filing Party:  N.A.                     Date Filed:  N.A.

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [x] third-party tender offer subject to Rule 14d-1.

     [ ] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Amendment No. 3 amends the Tender Offer Statement on Schedule TO initially filed on March 29, 2002, by GBV Funfte Gesellschaft fur Beteiligungsverwaltung mbH, a company organized under the laws of The Federal Republic of Germany (the "Offeror"), and a wholly owned subsidiary of RWE Aktiengesellschaft, a company organized under the laws of The Federal Republic of Germany ("RWE"), relating to the third-party tender offer by the Offeror to purchase all of the (i) ordinary shares of 10 pence each (the "Innogy Shares") of Innogy and (ii) American Depository Shares ("Innogy ADSs"), each representing 10 Innogy Shares and evidenced by American Depository Receipts ("Innogy ADRs"), by amending and restating in its entirety the response to
Item 11 and adding the response to Item 13 as set forth below.


ITEM 11.  ADDITIONAL INFORMATION.

         The information set forth in the Offer Document, the Form of Acceptance, Authority and Election, the Letter of Transmittal and the Notice of Guaranteed Delivery is incorporated herein by reference, except as set forth below.

         The phrase "`forward looking statements' within the meaning of the United States federal securities laws" is used in the tender offer materials solely to provide a definition for "forward-looking statements" and is not intended to claim the protections of the U.S. Private Securities Litigation Reform Act of 1995. The safe harbor of the U.S. Private Securities Litigation Reform Act of 1995 does not apply to forward-looking statements made in connection with tender offers. Holders of Innogy securities should remain aware, however, of the risks and uncertainties inherent in forward-looking statements as described in the tender offer materials.


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13e-3.

         Not applicable.

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


                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 2002


                                             GBV Funfte Gesellschaft fur
                                             Beteiligungsverwaltung mbH

                                             by  /s/        Klaus Sturany
                                                ------------------------------
                                                 Name:  Dr. Klaus Sturany
                                                 Title: Managing Director



                                             by /s/         Richard Klein
                                               -------------------------------
                                                 Name:  Dr. Richard Klein
                                                 Title: Managing Director



                                             RWE Aktiengesellschaft

                                             by  /s/        Georg Muller
                                                ------------------------------
                                                 Name:  Dr. Georg Muller
                                                 Title: General Counsel



                                             by  /s/    Georg Lambertz
                                                ------------------------------
                                                 Name:  Georg Lambertz
                                                 Title: Vice President Finance

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